UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 15, 2021

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: January 15, 2021	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Below is the English version of our TWSE MOPS filings on January 15, 2021.

SEQ_NO: 1

Date of announcement: 2021/01/15

Time of announcement: 19:19:30

Subject: To Announce ASEH unaudited consolidated financial results of year 2020

Date of events: 2021/01/15

To which item it meets: paragraph 51

Statement:

1. Date of occurrence of the event:2021/01/15

2. Company name:ASE Technology Holding Co., Ltd.

3. Relationship to the Company (please enter “head office” or “subsidiaries”):Head Office

4. Reciprocal shareholding ratios:Not applicable

5. Cause of occurrence:

In light of the recent speculative media reporting in relation to the Company's financial performance, and in order to avoid improper market speculation, the Company hereby announces selected unaudited financial information for our year ended December 31, 2020. This information is provided as a reference and should not substitute for our official financial earnings release information to come.

(1) Consolidated net revenues: NT$ 476,979 million

(eliminating inter company revenues)

(2) ATM revenues: NT$ 280,297 million

(3) EMS revenues: NT$ 204,723 million

(4) Operating income: NT$ 34,878 million

(5) Net Income attributable to shareholders of the parent: NT$ 27,594 million

(6) Basic Earnings Per Share: NT$6.47

6. Countermeasures:None

7. Any other matters that need to be specified:

The aforementioned figures have not been audited or reviewed by the certified public accountants.